UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2021

Commission File No. 001-40381

NEW PACIFIC METALS CORP.
(Translation of registrant's name into English)

Suite 1750 - 1066 W. Hastings Street

Vancouver BC, Canada V6E 3X1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [  ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

New Pacific Metals Corp. (the "Company") is filing this Amendment No. 1 (the "Form 6-K/A") to the Form 6-K originally filed on September 17, 2021 for the purpose of (i) providing a consent of Deloitte LLP as Exhibit 99.7, (ii) revising the description in the Exhibit Index below to correct the file number of the Form F-10 referenced therein, correct the descriptions of the officer certificates and incorporate the newly-added Exhibit 99.7 and (iii) correcting the file number on the cover page of the Form 6-K/A.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the original Form 6-K mentioned above, or reflect any events that have occurred after such Form 6-K was originally filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 21, 2021	NEW PACIFIC METALS CORP.

" Jalen Yuan"
Jalen Yuan
Chief Financial Officer

EXHIBIT INDEX

EXHIBITS 99.4, 99.5, 99.6 and 99.7 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-257344), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1*	News Release - (September 16, 2021) New Pacific Reports Financial Results for the Year Ended June 30, 2021
99.2*	Form 52-109F1 Certificate of Annual Filings - full certificate - CFO
99.3*	Form 52-109F1 Certificate of Annual Filings - full certificate - CEO
99.4*	New Pacific Metals Corp. Financial Statements for the year ended June 30, 2021
99.5*	New Pacific Metals Corp. MD&A for the year ended June 30, 2021
99.6*	Consent of Alex Zhang, P. Geo.
99.7	Consent of Deloitte LLP

* Previously filed